Exhibit 20.1

Deutsche Bank Trust Company Americas

Trust & Securities Services

Global Equity Services

April 1, 2016

DEPOSITARY RECEIPTS

Depositary’s Notice of Annual General Meeting of Shareholders of Melco Crown Entertainment Limited (the “Company”):

Issuer:	Melco Crown Entertainment Limited / Cusip 585464100

Country:	Incorporated in the Cayman Islands

Meeting Details:	Annual General Meeting of Shareholders of the Company on May 18, 2016 – 4:00 p.m. (Hong Kong Time) at Salon VI, Level 2, Grand Hyatt Macau, City of Dreams, Estrada do Istmo, Cotai, Macau

Meeting Agenda:	The Company’s Notice of Meeting including the Agenda is attached

Voting Deadline:	On or before May 12, 2016 at 3:00 p.m. (New York City Time)

ADR Record Date:	April 8, 2016

Ordinary Shares: ADR ratio	3 ordinary shares: 1 ADR

Holders of American Depositary Receipts (“ADRs”) representing ordinary shares, par value US$0.01 per share (the “Deposited Securities”) of the Company are hereby notified of the Company’s Annual General Meeting of shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is attached.

Holders of record of ADRs as of the close of business on the ADR Record Date (the “Holders”) will be entitled, subject to any applicable law, the deposit agreement entered into on 22 December 2006, as amended from time to time, between the Company, Deutsche Bank Trust Company Americas as depositary (the “Depositary”) and the Holders and beneficial owners of American Depositary Shares (“ADSs”) (the “Deposit Agreement”), the Company’s Memorandum and Articles of Association and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of voting rights, if any, pertaining to the Deposited Securities represented by their respective ADRs. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other Deposited Securities. Upon the timely receipt of written instructions of a Holder of ADRs on the ADR Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Company’s Memorandum and Articles of Association and the provisions of or governing the Deposited Securities, to vote or cause the Custodian (as defined in the Deposit Agreement) to vote the ordinary shares and/or other Deposited Securities (in person or by proxy) represented by ADSs evidenced by such ADR in accordance with such voting instructions. Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting, and neither the Depositary nor the Custodian shall vote, or attempt to exercise the right to vote, or in any way make use of for purposes of establishing a quorum or otherwise, the ordinary shares or other Deposited Securities represented by ADRs except pursuant to and in accordance with such written instructions from the Holders. Notwithstanding the above, save for applicable provisions of the law of the Cayman Islands, and in accordance with the terms of Section 5.3 of the Deposit Agreement, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities or for the manner in which such vote is cast or the effect of any such vote.

Deutsche Bank - Depositary Receipts